

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 17, 2012

Via E-mail

Teresa A. Johnson
Vice President, Interim Chief Financial Officer
Kinetic Concepts, Inc.
12930 West Interstate 10
San Antonio, TX 78249

> **Re:** **Kinetic Concepts, Inc.**
> **KCI USA, Inc.**
> **Amendment No.2 to Registration Statement on Form S-4**
> **Filed December 7, 2012**
> **File No. 333-184233**

Dear Ms. Johnson:

We have reviewed your registration statement and have the following comments.

General

1. Please provide a currently dated, signed auditors' consent with your next amendment.

2. Since we assume your most recent amendment includes all required and material disclosures, please remove all references to further information being included in Amendment No. 1 to your Registration Statement on Form S-4 dated November 5, 2012.

Description of Second Lien Exchange Notes, page 152

Guarantees, page 153

3. Refer to comment seven in our letter dated November 19, 2012. We do not believe that the release provision impacting the guarantees of Parent, US Holdco and Holdings should be treated comparably to a subsidiary guarantor release provision as you posit in your supplemental response. As we indicated in our prior comment, the arrangement that allows for Parent, US Holdco and Holdings to opt out of their obligation prior to or during the term of the debt is not a full and unconditional guarantee and the exception contained in Rule 3-10 of Regulation S-X would not be available for those registrants.

4. Refer to comment eight in our letter dated November 19, 2012. We understand that the collateral cut-back provision operates to exclude from the collateral pool the capital stock of your subsidiaries that equals 20% or more of the principal amount of the notes. Nevertheless, holders of the notes are entitled to an understanding of how their foreclosure rights are impacted by the Article 3-16 exclusion provision. To that end, please provide the information we requested in our letters dated October 26, 2012 and November 19, 2012. This includes the name(s) of any subsidiary that as of the latest Balance Sheet date has capital stock collateralizing the Notes and has the greater of the book value or market (fair) value of its capital stock equaling 20% or more of the current principal amount of the registered notes. Also disclose the aggregate percentages of consolidated assets, revenue, and pre-tax income which is comprised of the subsidiaries whose capital stock is pledged as collateral.

<u>Unaudited Pro Forma Condensed Consolidated Financial Information,</u>

<u>Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 42</u>

5. Please revise the pro forma statement of operations to exclude line items below income from continuing operations and to re-label that line item income from continuing operations before non-recurring expenses directly attributable to the transaction. Refer to Instruction 1 to Rule 11-02(b) and Rule 11-02(b)(5) of Regulation S-X.

<u>Note 16 – Guarantor Condensed Consolidating Financial Statements, page F-52</u>

<u>Note 8 – Guarantor Condensed Consolidating Financial Statements, page F-85</u>

6. Please remove references to the SEC and the Division of Corporation Finance's Financial Reporting Manual from your disclosure on pages F-52 and F-85.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: <u>Via E-mail</u>

       Joshua N. Korff, Esq.
       Michael Kim, Esq.
       Kirkland & Ellis LLP